ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MAY 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Rockwell Ventures Inc.

We have audited the consolidated balance sheets of Rockwell Ventures Inc. as at May 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended May 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and cash flows for the years ended May 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

August 17, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 17, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

August 17, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at May 31
	2005	2004
ASSETS

Current assets
Cash and equivalents	$352,677	$1,535,639
Marketable securities (note 4)	109,514	30,425
Amounts receivable and prepaids	41,180	286,527
Due from related parties (note 8)	77,159	42,550
	580,530	1,895,141

Security deposit (note 5(a))	32,190	32,190
Mineral property interests (note 5)	46,857	46,857

	$659,577	$1,974,188

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$29,976	$33,406

Shareholders' equity
Share capital (note 7(b))	11,815,792	11,647,887
Contributed surplus (note 7(e))	451,628	445,020
Deficit	(11,637,819)	(10,152,125)
	629,601	1,940,782
Nature and continuance of operations (note 1)

	$659,577	$1,974,188

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Years ended May 31
	2005	2004	2003

Expenses
Exploration (note 6)	$920,902	$525,619	$482,256
Foreign exchange loss (gain)	3,105	(34,856)	(12,936)
Legal, accounting and audit	80,078	48,402	25,297
Office and administration	285,618	325,178	242,081
Shareholder communications	19,896	16,987	55,519
Stock-based compensation - administration (note 7(c))	6,534	300,812	–
Stock-based compensation - exploration (note 7(c))	4,979	144,208	–
Travel and conferences	30,293	49,325	34,125
Trust and filing	22,795	33,139	8,734
	1,374,200	1,408,814	835,076

Other items
Gain on sale of marketable securities	(6,138)	(9,645)	–
Interest income	(17,854)	(28,151)	(2,368)
Write-down of marketable securities	135,486	25,000	21,600
	111,494	(12,796)	19,232

Loss for the year	(1,485,694)	(1,396,018)	(854,308)

Deficit, beginning of year	(10,152,125)	(8,756,107)	(7,901,799)

Deficit, end of year	$(11,637,819)	$(10,152,125)	$(8,756,107)

Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.02)

Weighted average number of
common shares outstanding	93,504,487	70,978,179	54,949,229

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended May 31
Cash provided by (used in)	2005	2004	2003

Operating activities
Loss for the year	$(1,485,694)	$(1,396,018)	$(854,308)
Items not affecting cash
Gain on sale of marketable securities	(6,138)	(9,645)	–
Disposition of Gibraltar exploration property interest	–	(220,000)	–
Write-down of marketable securities	135,486	25,000	21,600
Stock-based compensation	11,513	445,020	–
Changes in non-cash working capital items
Amounts receivable and prepaids	25,347	(41,707)	49,516
Accounts payable and accrued liabilities	(3,430)	22,317	(92,698)
Cash used in operating activities	(1,322,916)	(1,175,033)	(875,890)

Investing activities
Purchase of marketable securities	–	(50,000)	–
Proceeds from sale of marketable securities	11,563	12,620	–
Reclamation deposit	–	70,000	–
Security deposit	–	(3,255)	(28,935)
Cash provided by (used in) investing activities	11,563	29,365	(28,935)

Financing activities
Issuance of share capital	163,000	3,024,980	207,425
Share issue costs	–	(74,745)	(22,531)
Amounts due from (payable to) related parties	(34,609)	(287,464)	696,712
Cash provided by financing activities	128,391	2,662,771	881,606

Increase (decrease) in cash and equivalents during the year	(1,182,962)	1,517,103	(23,219)
Cash and equivalents, beginning of year	1,535,639	18,536	41,755

Cash and equivalents, end of year	$352,677	$1,535,639	$18,536

Interest paid during the year	$–	$–	$–
Income taxes paid during the year	$–	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Marketable securities received pursuant to 2003
farmout agreement with Taseko Mines Limited (note 5 (c))	$220,000	$–	$–
Fair value of stock options allocated to shares issued
upon exercise	$4,905	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interests are located in Chile and Canada.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At May 31, 2005, the Company had working capital of approximately $551,000 (2004 – $1,862,000). However, the Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. There can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail its operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., and Minera Ricardo Resources Inc. S.A. All material intercompany balances and transactions have been eliminated upon consolidation.

The Company's subsidiary, Minera Ricardo Resources Inc. S.A. ("Ricardo") is incorporated under the laws of Chile, and the Company’s subsidiary, 549949 BC Ltd., is incorporated under the laws of British Columbia, Canada.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

(b)	Allowance for amounts receivable

The Company establishes an allowance for uncollectible amounts receivable on a specific account basis. No allowances for amounts receivable were recorded by the Company as at May 31, 2005 and 2004.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

(c)	Marketable securities

Marketable securities are recorded at the lower of (i) cost less accumulated writedowns, and (ii) estimated market value.

(d)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Acquisition costs which have been deferred will be amortized on a unit-of- production basis, over the estimated useful life of the related property following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of economic commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(f)	Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(g)	Asset retirement obligations

Effective June 1, 2004, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 (“HB3110”). HB 3110 requires the recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The adoption of this standard has no effect on amounts previously presented.

(h)	Foreign currency translation

All of the Company’s foreign operations are fully integrated.

Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains and losses are recorded in the statement of operations.

(i)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSX-V”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares. Share issue costs are deducted from share capital.

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purpose relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issue Committee of the CICA requires that, when flow- through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as a recovery of income taxes in the statement of operations.

(j)	Stock-based compensation

The Company has a share option plan which is described in note 7(c). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(k)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values,

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds receivable upon exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(m)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(n)	Comparative figures

Certain of the prior year’s comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	As at May 31
	2005	2004
Geostar Metals Inc.,
Nil (May 31, 2004 – 77,500) common shares
Market value nil (May 31, 2004 – $10,075)	$–	$5,425
Chatworth Resources Inc. (formerly GMD Resource Corp) (note 5(b))
83,333 (post 6 for 1 consolidation) (May 31, 2004 – 500,000 pre-
consolidation) common shares
Market value $15,833 (May 31, 2004 – $25,000)	15,833	25,000
Chatworth Resources Inc. (formerly GMD Resource Corp) (note 5(b))
83,333 (post 6 for 1 consolidation) (May 31, 2004 – 500,000 pre-
consolidation) warrants
Market value $3,000 (May 31, 2004 – nil)	3,000	–
Taseko Mines Limited (note 5(c))
78,853 (May 31, 2004 – nil) common shares
Market value $90,681 (May 31, 2004 – nil)	90,681	–
	$109,514	$30,425

5.	MINERAL PROPERTY INTERESTS

Acquisition Costs	Royce	Ricardo
	Property	Property	Other	Total
Balance at May 31, 2005 and 2004	$–	$46,857	$–	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to its Ricardo mineral property and, to the best of its knowledge and belief, title to its property is in good standing.

(a)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at its Chuquicamata mine. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, the Company applied for several easements on its Ricardo Property in November 2002. These matters are currently before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos (2005 – $32,190; 2004 - $32,190) was lodged with the authorities.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

On January 30, 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto could acquire a 100% interest in a majority of the claims which make up the Ricardo property. In January 2005, Rio Tinto terminated this option.

The Company continues to maintain the Ricardo Property in good standing.

(b)	Royce Diamond Property, Northwest Territories, Canada

In February 2004, the Company received approval from the TSX-V for a property option agreement with Chatworth Resources Inc. (“Chatworth”) (formerly GMD Resource Corp.), a TSX-V listed company, to acquire up to a 60% interest in the Royce Diamond Claims (“the Royce Claims”), which are located within the Slave Geological Province, near Yellowknife, Northwest Territories.

Pursuant to this agreement, the Company paid Chatworth $50,000 cash and also subscribed to a $50,000 private placement which consisted of 500,000 common shares and 500,000 warrants of Chatworth. In October 2004, Chatworth completed a 6-for-1 consolidation of its common shares.

Commencing April 2004, the Company conducted a work program and subsequently terminated its option to earn an interest in the Royce Claims.

(c)	Farmout agreement - Gibraltar exploration properties, British Columbia, Canada

In December 2003, the Company entered into a farmout agreement (the "2003 farmout agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the 2003 farmout agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company had earned its working interest, Taseko had the right to purchase, at its option, the Company's earned interests for cash or common share consideration aggregating 110% of the Company's earn-in amount. If Taseko elected to issue common shares, the number of common shares to be issued upon exercise would be valued at the ten-day weighted average trading price as traded on the TSX-V.

In December 2003, the Company earned an interest in these properties to the extent of $200,000.

During the Company’s fiscal year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, and on June 15, 2004, Taseko issued 78,853 of its common shares for total consideration of $220,000.

(d)	Farmout agreement - British Columbia exploration properties, Canada

In November 2004, the Company entered into a farmout agreement (the "2004 farmout agreement") with Amarc Resources Ltd. ("Amarc"), a public company with certain directors in common with the Company. Under the terms of the 2004 farmout agreement, Amarc granted to the Company rights to earn joint venture working interests of 50%, subject to a maximum of $600,000 in exploration costs to be spent on certain mineral properties located in British Columbia.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

For a period of 180 days after the Company had earned its working interest, Amarc had the exclusive right to purchase, at its option, the Company's earned interest for a number of Amarc common shares (or cash equivalent) not to be less than 110% of the qualified expenditures incurred by, or for the account of, the Company to earn its interest. If Amarc elected to issue common shares, the common shares to be issued upon exercise would be valued at the five-day weighted average trading price as quoted on the TSX-V prior to the date of the call.

In December 2004, the Company had earned its 50% interest in these properties. Amarc did not exercise its option to reacquire the Company’s interest on any of the properties within the permitted 180 days. Consequently, Amarc’s right of call expired.

(e)	Haut Plateau Property, Canada

On November 15, 2001, the Company entered into an assignment agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company with certain directors in common with the Company, whereby HDGI agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of a $70,000 reclamation deposit, was to be expended by May 31, 2002, which date was extended and the Company subsequently fulfilled the first year earn-in requirements.

In November 2002 the Company decided to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. The $70,000 reclamation deposit was returned to the Company in June 2003 .

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

6.	EXPLORATION EXPENSES

			British		Year ended
	Royce	Ricardo	Columbia		May 31,
	Property	Property	properties	Other	2005

Drilling	$–	$–	$205,922	$–	$205,922
Freight	–	–	2,859	–	2,859
Geological	31,011	7,065	238,706	1,886	278,668
Graphics	–	–	3,186	–	3,186
Helicopter	–	–	16,125	–	16,125
Property fees and assessments	–	115,705	210	–	115,915
Site activities	7,667	154,892	101,494	–	264,053
Staking	–	–	14,931	–	14,931
Travel and accommodation	1,038	1,638	16,567	–	19,243
Subtotal	39,716	279,300	600,000	1,886	920,902
Stock-based compensation
(note 7(c))	620	4,359	–	–	4,979
Incurred during the year	40,336	283,659	600,000	1,886	925,881
Cumulative expenses,
beginning of year	841,448	1,796,799	–	3,989,563	6,627,810
Cumulative exploration
expenses, end of year	$881,784	$2,080,458	$600,000	$3,991,449	$7,553,691

			British		Year ended
	Royce	Ricardo	Columbia		May 31,
	Property	Property	properties	Other	2004

Assay and analysis	$2,950	$236	$–	$–	$3,186
Drilling	202,056	–	–	200,000	402,056
Freight	10,161	–	–	–	10,161
Geological	182,316	19,160	–	–	201,476
Graphics	2,717	1,252	–	–	3,969
Helicopter	151,524	–	–	–	151,524
Property fees and	50,000	39,672	–	–	89,672
assessments
Recoveries	–	–	–	(700,500)	(700,500)
Site activities	140,788	207,816	–	752	349,356
Travel and accommodation	10,385	4,334	–	–	14,719
Subtotal	752,897	272,470	–	(499,748)	525,619
Stock-based compensation
(note 7(c))	88,551	32,046	–	23,611	144,208
Incurred during the year	841,448	304,516	–	(476,137)	669,827
Cumulative expenses,
beginning of year	–	1,492,283	–	4,465,700	5,957,983
Cumulative exploration
expenses, end of year	$841,448	$1,796,799	$–	$3,989,563	$6,627,810

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

			Pedra	Year ended
	Ricardo	Haut Plateau	Branca	May 31,
	Property	Property	Property	2003

Assay and analysis	$–	$9,875	$–	$9,875
Engineering	–	8,963	–	8,963
Geological	5,760	139,440	–	145,200
Graphics	–	21,500	–	21,500
Property fees and assessments	115,987	8,238	–	124,225
Right of way income	(40,104)	–	–	(40,104)
Site activities	180,074	32,324	–	212,398
Travel and accommodation	199	–	–	199
Incurred during the year	261,916	220,340		482,256
Cumulative exploration expenses,
beginning of year	1,230,367	902,291	3,343,069	5,475,727
Cumulative exploration expenses,
end of year	$1,492,283	$1,122,631	$3,343,069	$5,957,983

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of unlimited common shares, without par value.

At the Company’s Annual and Extraordinary General Meeting held on December 29, 2004 shareholders approved an increase in authorized share capital from 200,000,000 to an unlimited number of common shares.

(b)	Issued and outstanding common shares

		Number
Common shares issued	Price	of shares	Amount
Balance, May 31, 2003		55,199,275	$8,697,652
Warrants exercised	$0.22	96,500	21,230
Private placement December 2003 (net of issue costs)(i)	$0.08	37,500,000	2,925,255
Options exercised	$0.10	15,000	1,500
Options exercised	$0.15	15,000	2,250
Balance, May 31, 2004		92,825,775	11,647,887
Warrants exercised	$0.10	1,600,000	160,000
Options exercised	$0.10	30,000	3,000
Contributed surplus allocated to shares issued on exercise		–	4,905
Balance, May 31, 2005		94,455,775	$11,815,792

(i)	On December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

flow-through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.10 until December 31, 2005. The warrants are subject to an accelerated expiry provision (note 7(d)).

(c)	Share purchase options

At its Annual and Extraordinary General Meeting held in December 2004, shareholders of the Company approved a Share Incentive Plan in accordance with the policies of the TSX-V. Under this plan, the Company is authorized to grant options for up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

The continuity of share purchase options for the year ended May 31, 2005 is:

	Exercise	May 31,			Expired/	May 31,
Expiry date	price	2004	Granted	Exercised	cancelled	2005
April 6, 2005	$0.16	50,000	–	–	50,000	–
May 20, 2005 (i)	$0.10	45,000	–	–	45,000	–
May 20, 2005	$0.12	25,500	–	–	25,500	–
May 20, 2005	$0.15	4,945,000	–	–	4,945,000	–
May 20, 2005	$0.16	45,000	–	–	45,000	–
July 29, 2005	$0.10	30,000	–	30,000	–	–
May 19, 2006	$0.08	–	120,000	–	10,000	110,000
		5,140,500	120,000	30,000	5,120,500	110,000

Weighted average exercise price		$0.15	$0.08	$0.10	$0.15	$0.08

Weighted average fair value of options granted during the year						$0.10

(i)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005.

As at May 31, 2005, all of the options outstanding had vested with grantees.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended May 31, 2004 is:

	Exercise	May 31,			Cancelled/	May 31,
Expiry date	price	2003	Granted	Exercised	expired	2004
June 11, 2003	$0.16	27,000	–	–	(27,000)	–
November 21, 2003	$0.16	100,000	–	–	(100,000)	–
April 6, 2005	$0.16	50,000	–	–	–	50,000
May 9, 2005	$0.10	15,000	–	(15,000)	–	–
May 20, 2005 (i)	$0.10	45,000	–	–	–	45,000
May 20, 2005	$0.12	–	25,500	–	–	25,500
May 20, 2005	$0.15	–	4,965,000	(15,000)	(5,000)	4,945,000
May 20, 2005	$0.16	–	45,000	–	–	45,000
July 29, 2005	$0.10	–	30,000	–	–	30,000
		237,000	5,065,500	(30,000)	(132,000)	5,140,500

Weighted average exercise price		$0.14	$0.15	$0.13	$0.16	$0.15

Weighted average fair value of options granted during the year						$0.10

(i)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005.

As at May 31, 2004, 5,055,250 of these options had vested with grantees.

Using the Black-Scholes option pricing model with the assumptions noted below, the fair value of all options estimated by the model have been reflected in the statement of operations as follows:

	Year ended May 31
	2005	2004	2003
Exploration and engineering	$4,979	$144,208	$–
Operations and administration	6,534	300,812	–
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$11,513	$445,020	$–

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	1.9 years	1.5 years	2.0 years
Expected volatility	162%	163%	50%
Expected dividends	nil	nil	nil

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2005 is:

	Exercise	May 31,				May 31,
Expiry	price	2004	Issued	Exercised	Expired	2005
December 31, 2005 7(b)(i)	$0.10	37,500,000	–	(1,600,000)	–	35,900,000

Weighted average exercise price		$0.10	$–	$0.10	$–	$0.10

These warrants are subject to a 45 day accelerated expiry provision, at the Company’s option, if the closing price of the common shares of the Company is at least $0.18 for ten consecutive trading days.

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2004 is:

	Exercise	May 31,				May 31,
Expiry date	price	2003	Issued	Exercised	Expired	2004
July 4, 2003	$0.16	147,500	–	–	(147,500)	–
October 19, 2003	$0.16	2,500,000	–	–	(2,500,000)	–
December 27, 2003	$0.22	1,037,125	–	(96,500)	(940,625)	–
December 31, 2005 7(b)(i)	$0.10	–	37,500,000	–	–	37,500,000
		3,684,625	37,500,000	(96,500)	(3,588,125)	37,500,000

Weighted average exercise price		$0.18	$0.10	$0.22	$0.18	$0.10

(e)	Contributed surplus

Balance, May 31, 2003	$–
Changes during 2004
Non-cash stock-based compensation	445,020
Balance, May 31, 2004	445,020
Changes during 2005
Non-cash stock-based compensation (note 7(c))	11,513
Share purchase options exercised, credited to share capital	(4,905)
Balance, May 31, 2005	$451,628

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances receivable	May 31, 2005	May 31, 2004
Exploration advance balances receivable
Hunter Dickinson Inc. (a)	$77,159	$42,550

	Year ended	Year ended
Transactions	May 31, 2005	May 31, 2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$163,317	$362,377
Euro-American Capital Corporation (b)	16,164	9,957
Gordon J. Fretwell Law Corporation (c)	1,060	26,083

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

9.	INCOME TAXES

A reconciliation of income taxes calculated at applicable statutory rates is as follows:

	Years ended May 31
	2005	2004	2003

Loss for the year	$(1,485,694)	$(1,396,018)	$(854,308)

Expected income tax recovery	$(532,607)	$(500,318)	$(321,220)
Difference in foreign tax rates	3,452	3,336	–
Non-deductible amounts	293,528	350,594	189,450
Deductible expenses	(35,875)	(35,875)	(47,670)
Unrecognized benefit of net operating losses
carried forward	271,502	182,263	179,440

Net income tax recovery	$–	$–	$–

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

The significant component of the Company’s future tax assets are as follows:

	As at May 31
	2005	2004

Net operating loss carry forwards	$1,285,000	$1,174,000
Cumulative exploration and development expenses	1,940,000	2,121,000
Other	148,000	149,000
	3,373,000	3,444,000
Less: valuation allowance	(3,373,000)	(3,444,000)

Net future tax assets	$–	$–

The Company has available for deduction against future taxable income non-capital losses of approximately $3,610,000 (2004 – $3,300,000, 2003 – $2,785,000). These losses, if not utilized, will expire in various years ranging from 2006 to 2015. Subject to certain restrictions, the Company also has Canadian resource expenditures, net of flow-through financing renounced to shareholders, of approximately $3,300,000 (2004 – $4,450,000, 2003 – nil), which are available to reduce taxable income in future years.

10.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, security deposit, accounts payable and accrued liabilities and balances receivable from related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

11.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration sector. The Company's mining operations are centralized whereby the Company's head office is responsible for the exploration results and for providing support in addressing local and regional issues. The Company's resource properties are significantly located in Canada and in Chile.

	2005	2004	2003

Loss for the year
Canada	$(1,239,140)	$(1,157,753)	$(605,570)
Chile	(246,554)	(238,265)	(248,738)
	$(1,485,694)	$(1,396,018)	$(854,308)

Identifiable assets
Canada	$558,951	$1,870,357	$97,014
Chile	100,626	103,831	100,534
	$659,577	$1,974,188	$197,548

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, may be carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties or deems there to have been an impairment in value. The Company has chosen to expense its exploration and option costs. Under US GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Asset retirement obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life.

For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 which are substantially similar to those of SFAS 143.

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2005 and 2004.

Stock-based compensation

Under US GAAP, Statement of Financial Accounting Standard No. 123, “Accounting for Stock- Based Compensation” (“SFAS 123”) encourages companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 (“APB 25”) permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

option price. The Company has chosen to account for stock-based compensation under SFAS 123.

New accounting and disclosure standards were introduced under Canadian GAAP (notes 3 and 7) for the fiscal year ending May 31, 2003. Accordingly, there were differences in the treatment by the Company with respect to stock-based compensation under US GAAP and Canadian GAAP for the year ended May 31, 2003. However, no stock-based compensation was recorded as the fair value of stock options issued during 2003 was immaterial.

Marketable securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale or trading securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS 115, for the year ended May 31, 2005 there is no difference between the Canadian GAAP and US GAAP (2004 – unrealized gain of $4,650; 2003 – unrealized loss of $7,200) in the Company’s investment in marketable securities.

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	2005			2004
	Balance,		Balance,	Balance,		Balance,
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets	$580,530	$–	$580,530	$1,895,141	$4,650	$1,899,791
Security deposit	32,190	–	32,190	32,190	–	32,190
Mineral property	46,857	(46,857)	–	46,857	(46,857)	–

	$659,577	$(46,857)	$612,720	$1,974,188	$(42,207)	$1,931,981

Current liabilities	$29,976	$–	$29,976	$33,406	$–	$33,406
Stockholders'
equity	629,601	(46,857)	582,744	1,940,782	(42,207)	1,898,575
	$659,577	$(46,857)	$612,720	$1,974,188	$(42,207)	$1,931,981

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

The impact of the differences between Canadian GAAP and US GAAP on the statements of operations and deficit would be as follows:

	2005	2004	2003
Loss for the year, Canadian GAAP	$(1,485,694)	$(1,396,018)	$(854,308)

Unrealized gain (loss) in marketable securities	–	4,650	(7,200)

Loss for the year, US GAAP	$(1,485,694)	$(1,391,368)	$(861,508)

Basic and diluted loss per share, US GAAP	$(0.02)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding,
US GAAP	93,504,487	70,978,179	54,949,229

The adjustments recorded under US GAAP on the consolidated balance sheets and the consolidated statements of operations and deficit have no effect on the cash flows presented under US GAAP.

Impact of recent United States accounting pronouncements:

(i)
During 2004, FASB issued revised Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS123R"). This amended statement eliminates the alternative to use the intrinsic value method of accounting pursuant to APB 25 as was provided in the original issue of SFAS 123. Accordingly, public entities are required to use the fair value method of accounting for stock-based compensation and other share- based payments. As disclosed in note 7(c), the Company currently applies a fair value based methodology to stock-based compensation. The adoption of this amended US standard is not expected to result in a material difference between Canadian GAAP and US GAAP.

(ii)
During 2004, FASB issued SFAS 153 "Exchanges of Non-monetary Assets", which amends APB 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. Adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

(iii)
At June 1, 2005, for US GAAP purposes, the Company adopted FIN 46R, "Consolidation of Variable Interest Entities". Pursuant to FIN 46R, under US GAAP the Company is required to consolidate variable interest entities ("VIEs") where the Company is the entity’s Primary Beneficiary. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest nor have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. There has been no impact on the Company’s consolidated financial statements from the adoption of FIN 46R.